

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2013

<u>Via Email</u>
Robert E. Cauley
Opteum Mortgage Acceptance Corporation
3305 Flamingo Drive
Vero Beach, FL 32963

  Re: Opteum Mortgage Acceptance Corporation
     Amendment No. 2 to Registration Statement on Form S-3
     Filed April 10, 2013
     File No. 333-184629

Dear Mr. Cauley:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-3</u>

<u>General</u>

1. We note your response to comment 1 of our letter dated January 18, 2013. Please continue to note that our comments to either of the prospectus supplements should be applied to both, if applicable and make conforming revisions as appropriate. Please also indicate in your response the page numbers of where related revisions are made in the base prospectus and either supplement, as applicable.

2. We note your response to comment 2 that you will only be able to file a form of financial guaranty insurance policy because the final executed copy will not be available until the closing date. Note that finalized agreements at the time of an offering may be filed in preliminary form as provided by Instruction 1 to Item 601 of Regulation S-K. The filing requirement for an exhibit (other than opinions or consents) may be satisfied by filing the final form of the document to be used; the final form must be complete, except that

prices, signatures and similar matters may be omitted and such exhibits may not be incorporated by reference into any subsequent filing made with the Commission. See Elimination of Certain Pricing Amendments and Revisions of Prospectus Filing Procedures, Release No. 33-6714 (June 5, 1987). Please confirm that the form of financial guaranty insurance policy will comply with the requirements of Item 601 of Regulation S-K.

Prospectus Supplement Related to Certificates

Cover Page

3. We note your revisions to the Method of Distribution section in response to comment 9. Please also revise the cover page to reflect the proceeds by class.

Risk Factors

Pre-offering Review of the Mortgage Loans Underlying the Certificates May Not Reveal Aspects of the Mortgage Loans Which Could Lead to Losses, page S-25

4. We note your revisions in response to prior comment 10. However, we believe there is language in this risk factor that appears to disclaim your responsibility to comply with Rule 193 of the Securities Act. In this regard, your risk factor disclosure states that there can be "no assurance" that any review process conducted uncovered relevant facts that could be determinative of how the reviewed mortgage loans will perform. Similar language appears on page S-54. Rule 193 requires, however, that your pre-offering review must be designed and effected to provide reasonable assurance that the disclosure regarding the pool assets in the prospectus is accurate in all material respects. Accordingly, please revise here and on page S-54 to confirm that the sponsor's review provides such reasonable assurance. Refer to Item 1111(a)(7) of Regulation AB.

5. Also, we note your statement that these review procedures were intended to discover "certain material discrepancies and possible material defects in the mortgage loans reviewed." As noted, the review should cover the accuracy of all prospectus disclosure regarding the pool assets in all material respects. Therefore, revise to delete "certain" and explain what discrepancies are being reviewed.

6. Please clarify your statement that "the review of the analyses by the Sponsor may, erroneously, not have indicated a defect in the original appraisal, which could result in an increased risk that payments on these mortgage loans may not be received or recovered." It is not clear why the review of the sponsor could erroneously not have "indicated" a defect if the third party determined the original appraisal was not supportable. Also, please confirm that the sponsor has designed the third party review of original appraisals to provide reasonable assurance that the disclosure regarding the pool assets is accurate in all material respects.

Exhibit 5.1

7. We note your legal opinion is limited to the federal laws of the United States, including without limitation the Internal Revenue Code of 1986, and the laws of the State of New York. Please revise your legal opinion, or provide a separate legal opinion, with respect to the laws of the State of Delaware, the jurisdiction in which both the registrant and, with respect to the notes, the issuing entity are organized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michelle Stasny, Special Counsel in the Office of Structured Finance, at (202) 551-3674 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel